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                                               Exhibit (a)(9)



                      PHARMAINVEST, L.L.C. INCREASES OFFER PRICE
                               AND EXTENDS TENDER OFFER

          NEW YORK, NEW YORK (January 16, 1998).......PharmaInvest, L.L.C.
has increased its offer price to purchase up to 1,400 of the outstanding units of limited partnership interest of ALZA TTS Research Partners, Ltd. to $13,200 per unit. In addition, PharmaInvest's offer to purchase has been extended and is now scheduled to expire at 12:00 Midnight (Eastern Standard
Time) on February 2, 1998. As of 5:00 p.m. on January 15, 1998, approximately 21 Units had been tendered and not withdrawn.

     For additional information, contact MacKenzie Partners, Inc., the Information Agent, at (800) 322-2885.